
OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

TRANSATLANTIC REAL ESTATE, LLC

1. Name of issuer: **Transaltantic Real Estate, LLC**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain: _____


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nicole Birch, Esq.   Dates of Board Service: August 2018 to present

Principal Occupation: CEO, Director, Chairman
Employer: Transatlantic Real Estate, LLC   Dates of Service: August 2018 to present
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Dates of Service: 8/2018 to present
Position: Director   Dates of Service: 8/2018 to present
Position: Chairman   Dates of Service: 8/2018 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: HB Associates, PC
Employer's principal business: legal services, corporate consulting with companies to structure, raise capital and manage real estate portfolios
Title: Managing Director   Dates of Service: April 2013 to present
Responsibilities: manage, direct and oversee firm's operations

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nicole Birch. Esq.
Title: CEO   Dates of Service: August 2018 to present
Responsibilities: Seek and structure asset acquisitions
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: HB Associates, PC
Employer's principal business: legal services, corporate consulting with companies to structure, raise capital and manage real estate portfolios
Title: Managing Director   Dates of Service: April 2013 to present
Responsibilities: manage, direct and oversee firm's operations



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Nicole Birch	500,000 Units of Membership Interest	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

EXECUTIVE SUMMARY

Real Estate Acquisition and Leasing

Transatlantic Real Estate LLC (TRE), is a diversified investment vehicle that acquires and leases specialized real estate assets. Our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, leasing, development, management and finance.

Special Purpose Industrial Real Estate

Our strategy is to acquire existing industrial real estate assets that can be converted to or are currently operating as medical cannabis cultivation facilities. We will then enter into triple-net lease transactions with experienced state-licensed medical cannabis operators. This lease agreement allows the tenant to pay for the maintenance of the property, taxes and insurance. Our company was attracted to the medical use cannabis sector due to the attractive rental market of State-Licensed Medical Cannabis tenants paying higher rents than typical industrial sector tenants. Therefore, providing a higher annual Net Operating Income and above market Internal rate of returns for our investors.

We plan to finance our acquisitions and growth from the proceeds from fund raising efforts, through equity and debt offerings. Our targeted range of investment will be in the range of $1 Million to $40 Million and average size of building will be between 25,000 Square feet and 100,000 Square Feet. For land acquisitions 1 Acre to 10 Acres.

We are actively seeking and evaluating medical-use cannabis facilities to purchase with the net proceeds of capital that we raise through our offerings. Our goal is to acquire 10 facilities over the next 3 years. Our senior management team has identified and is in various stages of reviewing in excess of $50 million of potential properties for acquisition, which amount is estimated based on preliminary discussions with sellers or our internal assessment of the values of such properties.


Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Current Opportunity – Acquired Specialized Asset

We have contingently acquired, a 9+ Acre property with 80,000 Square Foot Green Houses situated on the site located in Carpinteria, California. This acquisition is subject to a 10 Year triple-net lease term agreement at a market rate of $1 per square foot.

Investment Highlights

Value: Appraised at $41M
Price: $15M to Payoff Current Debt
Land Size: 9 Acres; 293,000 square feet of grow space
Type: Greenhouse, Farm Land
Zoning: Agriculture AG 1-10

Value Add Investment

Renovation Cost - Phase 1 of renovations completed at actual cost of $5M
80,000 Green Houses located on site
Great Location – Santa Barbara County, California
High Demand Real Estate Licensed for Medical Cannabis Cultivators



Financial Summary for 3500 Via Real, Carpinteria, CA



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

3500 Via Real Property

	Principal Balance	Annual Payments	Monthly Payments	Interest Rate
Building Purchase Price	5,600,000			
1st Mortgage	5,600,000	560,000	46,667	7%
Convertible Debt Capital - Renovation	5,000,000	500,000	41,667	10%
Total Capitalization	10,600,000	1,060,000	88,333	

	Year 1 2017	Year 2 2018	Year 3 2019	Year 4 2020	Year 5 2021	Year 6 2022	Year 7 2023	Year 8 2024	Year 9 2025	Year 10 2026
Annual Rental Income	3,600,000	3,636,000	3,672,360	3,709,084	3,746,174	3,783,636	3,821,473	3,859,687	3,898,284	3,937,267
General and Administrative Expenses	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Net Operating Income	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
1st Mortgage - P/I	560,000	560,000	560,000	560,000	560,000	560,000	560,000	560,000	560,000	560,000
Convertible Debt Capital - I/O	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000
Total Capitalization										
Annual Debt Servicing Payments	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000	1,060,000
Gross Profit Pre Tax	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Corporate Tax Rate 40%	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Net Profit	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Cash on Cash Return	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!

Notes

NNN Lease 10 Years @300k per month with annual 1% increase
1st Mortgage Matures 1st Quarter 2020
Convertible Debt Capital can be converted to Equity/Stock at the end of Year 1 See Debenture
General and Adminstrative Expenses ; 20% of pretax cash flow :Salaries, Legal, Accounting, Asset and Management Fees, Audit, Filings etc.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

Market Opportunity
The Industrial Real Estate Sub-Market

The industrial real estate sub-market currently is performing quite well with vacancies in most, if not all, markets at historical lows due to many factors, including the move away from retail locations to local distribution locations for online retailers. The evolution of retail shopping is driving industrial real estate demand. Green Street Advisors estimates the increase in Ecommerce has led to a 20% annual increase in industrial real estate demand, equating to 30-40 million square feet of space. Green Street estimates 1 million square feet of additional industrial space is required for every $1 billion in online sales. Same day delivery, transportation expenses and access to a strong labor pool are creating the need for Ecommerce tenants to increase the quality of their locations. Leasing or owning industrial properties well outside of urban markets to take advantage of lower costs no longer works in an environment in which same day delivery is expected by customers. Demand from Ecommerce distribution is putting pressure on other non-traditional users of industrial space creating a great backdrop for owners of industrial real estate.

According to Collier's International, the U.S. industrial vacancy rate declined for the 22nd consecutive quarter in the first quarter of 2016, declining 10 basis points to 6.3% and down 70 basis points from the first quarter of 2015. Almost 64 million square feet of industrial real estate was absorbed in the first quarter of 2016, an increase of 9.6% year over year. Due to the lower vacancy rate, asking rates increased for the 18th consecutive quarter, according to Colliers.

This supply/demand dynamic creates significant opportunity for owners of industrial facilities, particularly those focused on niche categories, as options are limited for tenants requiring specialized buildings. We intend to purchase specialized industrial properties that are mission critical to the medical-use cannabis industry.

The Regulated Medical-Use Cannabis Industry

The regulated medical-use cannabis industry is a rapidly growing industry that we believe presents a unique real estate investment opportunity under current market conditions. In the United States, the development and growth of the industry has generally been driven by state law and regulation, and accordingly the market varies on a state-by-state basis. State laws that legalize and regulate medical- use cannabis allow patients to consume cannabis for medicinal reasons with a doctor's recommendation subject to various requirements and limitations. As of June 10, 2016, 26 states and the District of Columbia permit the medical-use of cannabis in some fashion.

We believe that the following conditions create a favorable environment at the current time for investing in real estate assets that support the regulated medical-use cannabis industry:

- ***Significant industry growth in recent years and expected continued growth***: According to The ArcView Group, a cannabis industry research firm and investor network, of the $4.6 billion in estimated sales of legal cannabis in the U.S. in 2014, approximately 92% of such sales consisted of medical sales. We further expect that the size of the medical-use market will increase as new state markets, including Nevada, Illinois, Massachusetts, and New York, continue to expand.
- ***A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical-use of cannabis***: The growth of the regulated cannabis industry has been fueled by



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

changing public attitudes in the U.S. According to a poll by Harris Found 81% of Americans support the legalization of cannabis for medical-use.

- *Increasing momentum toward legalization in many states, particularly for medical uses:* Driven in part by shifts in public opinion, it is expected that in 2016 two additional states, Florida and Missouri, may vote to legalize the medical-use of cannabis. While the passage of measures in these states is not guaranteed and opposition is anticipated, expansion of the market opportunity to these states could nevertheless be significant.

- *The federal government's current relaxed enforcement posture toward cannabis-related activities that are legal under state law:* Cannabis is classified as a "Schedule I" controlled substance by the Drug Enforcement Agency and the United States Department of Justice. It is illegal to grow, possess and consume cannabis under Federal law. However, the U.S. Department of Justice has issued memoranda characterizing enforcement of federal cannabis prohibitions as low priority and instructing Federal prosecutors not to take action against individuals complying with state laws. In addition, members of the U.S. Congress have introduced various pieces of proposed legislation that would declassify cannabis as a Schedule I controlled substance or Otherwise remove cannabis from all schedules of controlled substances. Although there is no assurance that any of these proposals will be approved or that the Department of Justice's enforcement position will not change, we believe that the number and frequency of these proposals, when coupled with changing public attitudes and the prospect of legalization in additional states, indicate that the size and risk profile of the market in which our prospective tenants operate will likely improve.

- *Limited access to capital by industry participants:* To date, the status of cannabis under federal law has significantly limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. Because of the lack of access to traditional financing sources, we believe that our sale-leaseback solutions will be attractive to state-licensed medical-use cannabis cultivators and producers.

We believe that the foregoing conditions create a unique window for investment in industrial real estate assets that are uniquely suitable for tenants in the regulated medical-use cannabis industry. We anticipate that future changes in federal and state laws may ultimately open up financing options that have not been available to date in this industry. We believe that such changes will take time, thereby creating an opportunity over the next few years to provide our sale-leaseback solutions to state- licensed industry participants.

We plan to take advantage of this market opportunity by purchasing the medical-use cannabis facilities of state-licensed growers with a focus on properties that we believe also have potential for long-term appreciation in value. We believe that our sale-leaseback solutions offer an attractive alternative to licensed cultivators who lack access to traditional financing alternatives. While we have entered into a non-binding letters of intent to purchase two properties, located in New York and Illinois, we also intend to acquire medical-use properties in other states that permit medical-use cannabis cultivation, including Washington, Oregon, Nevada, California, Arizona, and Maryland. We expect that our acquisition opportunities will continue to expand as additional states license additional medical-use cultivators.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *The Experience of Our Executive Management Team.* Our senior management team have substantial experience in the real Estate industry and sophisticated finance and capital markets expertise.

- *Focus on Recurring and Dependable Revenue.* Our business strategy will focus on acquiring real estate assets from and entering into long-term net leasing arrangements with licensed medical- use cultivators, which we believe will support a recurring and dependable revenue base from the properties that we expect to acquire.



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

- *Focus on Underserved Industry with Less Competition.* Our business strategy of focusing on specialized industrial real estate assets leased to tenants in the regulated medical-use cannabis industry may result in significantly less competition from existing institutional buyers due to the unique nature of the real estate and its tenants. Moreover, we believe the banking industry's general reluctance to finance owners of these facilities coupled with the owners' need for capital to fund the growth of their operations will result in significant opportunities for us to acquire specialized industrial properties that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

- *Positive Medical-Use Cannabis Industry Trends.* Based on the growth projections for the medical-use cannabis industry, we expect to see significant spending by state-licensed medical- use cannabis cultivators on their existing and new medical-use cannabis facilities.

Our Business Objectives and Growth Strategies

Our principal business objective is to maximize stockholder returns through a combination of
distributions to our stockholders, (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions, and (3) potential long-term appreciation in the value of our properties for capital gains upon future sale. Our primary strategy to achieve our business objective is to invest in and own a portfolio of medical-use cannabis facilities leased to tenants holding the requisite licensing to operate in the regulated medical-use cannabis industry. This strategy includes the following components:

- *Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Income.* We primarily intend to acquire medical-use cannabis facilities from licensed growers who will continue their cultivation operations after our acquisition of the Property. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties to licensed growers.

- *Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Appreciation.* We primarily intend to lease our acquired properties under long-term net leases. However, from time to time we may elect to sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include others in the regulated medical-use cannabis industry desiring access to properties having the requisite zoning and regulatory approvals for cultivation and production of medical-use cannabis or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

- *Expanding Our Operations as Additional States Permit Medical-Use Cannabis Cultivation and Production.* While we have entered into a letter of intent to purchase a property in California, we also intend to acquire properties in other states that permit cannabis cultivation for medical- use, including Washington, Oregon, Nevada, Arizona, and Maryland. We expect that our acquisition opportunities will continue to expand as additional states license additional cultivators.

- *Owning Mortgages on Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets.* In circumstances where our purchase of medical-use cannabis facilities is not feasible, we may provide the owner of the property with a first lien mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price.

Our Target Markets

Generally, we expect to target medical-use cannabis facilities owned and operated by licensed growers, which we will acquire from and concurrently lease to those growers under long-term net leases.

According to The ArcView Group, a cannabis industry research firm and investor network, nationwide sales of legal cannabis grew to $5.4 billion up from $4.6 billion in 2014. Of the $4.6 billion in estimated sales in 2014, approximately 92% of such


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

sales consisted of medical sales. Demand is expected to remain strong in 2016 with legal markets projected to grow to $6.7 billion, a 24% increase over 2015, as new state medical markets, including Nevada, Illinois, Massachusetts and New York, expand. According to ArcView, by 2020, legal market sales will grow to estimated $21.8 billion, of which estimated medical-use sales will be approximately $10.15 billion.

States with Legal Access to Cannabis



It is expected that new states will continue to enter the marketplace, which would drive tremendous industry growth in 2018 and 2019, when cannabis businesses in states that legalize cannabis in 2016 will likely begin to generate revenues. Experience shows that it generally takes at least a year or two for a state to establish regulations and for cannabis businesses to generate revenue from operations. The ArcView Group's projected increase in legal cannabis sales by 2020 is, in part, attributable to this delay between legalization and revenue.

As of July 2018, 31 states and the District of Columbia allow their citizens to use medical cannabis. We expect that the medical-use facilities that we initially acquire will be geographically concentrated in California and Michigan. Continued development of the regulated medical-use cannabis industry depends upon continued legislative authorization of medical-use cannabis at the state level. Any number of factors could slow or halt progress in this area.

Size and Growth of California Medical Marijuana Market

According to the State of Legal Marijuana Markets Report (4th Edition), published by Arc View Market Research and produced by New Frontier, California is the largest medical marijuana program in the country among states where medical marijuana is currently legal. The California market is fueled by the state's large size, longevity as the first-in- the-nation medical marijuana program, and low barriers to patient access. Even with California's newly passed recreational marijuana law, which will significantly tighten the program with new restrictions; the market is still projected to reach $2.6 billion in sales in 2020. That is nearly double Colorado's $1.5 billion, and over five times the size of the markets in Arizona, Oregon, and Michigan for that year. If legalized in 2016, the medical marijuana markets in Ohio and Pennsylvania will become two of the largest in the country by 2020. According to the data, a handful of states in the western U.S. project to command over 50% of the medical marijuana market by 2020.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700







Since passing medical-marijuana legislation in 1996, California has amassed more than 720,000 current patients, according to a September 2016 estimate from the Marijuana Policy Project. That's about 1.8% of California's total population as of 2015, and it represents half of all legal medical marijuana patients in the entire United States.



Annual Expenditures on Marijuana – The Medium Customer spends $645 on marijuana each year and over 54% spend more than $500. Less than 10% spend over $2,500.

Our Financing Strategy

We intend to meet our long-term capital needs by entering the public market and issuing common stock, preferred stock and long- term notes. We may issue preferred stock or debt securities. We may issue common stock, preferred stock, and long-term notes when we believe that our share price is at a level that allows for the proceeds of any offering invested in additional properties to be accretive. We may also issue common stock to permanently finance properties



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

that were financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us.

Cultivation

In some cases, the real estate assets/facilities that we acquire or lease, we may also finance, build, operate and manage our own regulated medical-use cannabis cultivation business utilizing the expertise of our strategic partners. This strategy will be a complete seed to sell operation that will comply with all state laws and regulations for the medical-use cannabis industry.

Transatlantic Real Estate, LLC Strategic Partner – GreenGro Technologies

Transatlantic Real Estate, LLC has formed strategic partnerships with companies that share our vision. Our strategic partners have extensive experience in real estate acquisition/ management, medical cannabis cultivation, green house technology, and regulatory compliance.

Strategic Partner:



Greengro Technologies (OTC: GRNH) is a world class provider, of an eco-friendly, green technology with a specific domain in expertise in an indoor and outdoor agricultural science system. Serving both the consumer and commercial farming markets. It brings the community and commerce together through the growth and distribution of healthy, nutritious foods, and vital medicines. Which are all backed through science and technology. Their customers include, restaurants, community gardens, and small and large-scale commercial clients.

Greengro Technologies also provides design, construction, and maintenance services to large grow and cultivation operations, and collectives in the medical and recreational cannabis sectors.

Largest Marijuana Firms in North America

1. **GW Pharmaceuticals (**Market cap: $2.87 billion) - GW Pharmaceuticals PLC (NASDAQ: GWPH) is a biopharmaceutical company that develops and commercializes therapeutics using a proprietary cannabinoid product platform. The company is included in the NASDAQ biotechnology index. Securities closed at $114.24 on Friday, December 23, and the stock's 52-week trading range is $79.62 to $137.88.

2. **Canopy Growth (**Market cap: $780.6 million) - Toronto-traded Canopy Growth Corp. (TSE: Weed) is a diversified marijuana company that produces and sells legal marijuana in the Canadian medical market. The Trudeau government's promise to legalize recreational pot use is viewed as a huge positive for this company. Securities closed at C$9.35 on Friday, and the 52-week range is C$2.97 to C$17.86.

3. **Insys Therapeutics (**Market cap: $664.6 million) - Insys Therapeutics Inc. (NASDAQ: INSY) is a biopharmaceutical company that has had two marijuana-based drugs approved by the U.S. FDA. The most recent drug approval, Syndros,


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

boosts appetite for cancer and AIDS-related patients suffering from weight loss. Securities closed at $9.21 on Friday, in a 52-week range of $8.70 to $29.75.

4. **Aurora Marijuana** (Market cap: $433.8 million) - Aurora Marijuana Inc. (OTC: ACBFF) also trades on Toronto's venture exchange and is another Canadian company focused on growing and selling medical marijuana. It grows both psychoactive THC products and medically oriented CBD products. Securities closed at $1.67 on Friday. The stock's 52-week range is $0.31 to $2.96.

5. **Axim Biotechnologies** (Market cap: $401.6 million) - Axim Biotechnologies Inc. (OTCQB: AXIM) is a biotech firm developing cannabidiol-based treatments for pain, spasticity, anxiety and other medical disorders. At one time this year, the stock was up 2,000% on high-hopes for Axim's product pipeline. Securities closed at $7.77 on Friday, in a 52-week range of $0.21 to $10.00.

6. **Medical Marijuana** (Market cap: $380.1 million) - > Medical Marijuana Inc. (OTC Pink: MJNA) is a development stage company that develops, sells and distributes hemp oil that contains naturally occurring cannabinoids. The company also licenses its proprietary testing, genetics, labeling and packaging methods for the medicinal herb industry. Securities closed at $0.15 on Friday, and the stock's 52-week range is $0.03 to $0.27.

7. **Corbus Pharmaceuticals** (Market cap: $375.5 million) - This clinical-stage pharmaceutical firm is developing a synthetic oral endocannabinoid-mimetic drug, Resunab, for treating chronic inflammation and halting fibrotic processes without causing immuno-suppression. Resunab is in Phase 2 clinical testing for treatment of systemic lupus erythematosus. Securities of Corbus Pharmaceuticals Holdings Inc. (NASDAQ: CRBP) closed at $8.55 on Friday, in a 52-week range of $1.01 to $10.78.

8. **Aphria** (Market cap: $373.6 million) - Aphria Inc. (OTC: APHQF) also trades on Canada's venture exchange and is another grower and seller of medical marijuana through retail stores and wholesale distribution. The company recently signed an intellectual property transfer deal with an Arizona medical marijuana grower. Securities closed at $3.537 on Friday. The 52-week range is $0.77 to $5.79.

9. **Arena Pharmaceuticals** (Market cap: $340.6 million) - Arena Pharmaceuticals Inc. (NASDAQ: ARNA) is a biopharmaceutical company that developed and distributes a weight-loss drug known as Belviq. Arena makes this list on the strength of a new candidate, ADP371, a cannabinoid-based pain treatment. The stock closed at $1.53 a share on Friday, and its 52-week range is $1.30 to $2.16.

10. **Cara Therapeutics** (Market cap: $251 million) - Cara Therapeutics Inc. (NASDAQ: CARA) is a clinical-stage biopharma firm that is developing and commercializing treatments for pain and pruritus. In addition to a pre-clinical cannabinoid candidate, CR701, the company has a pain treatment in late-stage trials. Securities closed at $9.97 on Friday. The 52-week range is $4.26 to $17.69.

SELECTED FINANCIAL DATA

Use of Proceeds
The Company's intended uses for the proceeds from this Offering include but are not limited to:
- Payoff existing mortgage of $15M;
- Expanding infrastructure for additional greenhouses; and
- general corporate purposes and as working capital.

For more detailed information, see the "Use of Proceeds" section of this Memorandum.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

The Company was incorporated on September 4, 2013 and as such has not generated revenues and has little-to-no material financial history or past issues. At a time deemed appropriate by our Board of Directors, the Company will engage accountants to perform an audit of the Company's financials. Prospective investors may contact the Company directly and request a copy of our financial statements, audited or unaudited, as available.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(**RISKS RELATING TO OUR BUSINESS AND INDUSTRY**

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise.
There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.
We have limited operations to date.
We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations.   Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry.   As a result, investors may lose their entire investment.
Our rental obligations and working capital requirements will put significant strain on our operations and cash flow.
Our monthly rental obligations and working capital requirements are substantial. Until the sale of our first harvest, if at all, we will require the proceeds of this offering to implement our business plan. If our cultivation fails or we do not generate sufficient revenues from our crop(s), it is unlikely that the Company will be able to make interest payments or repay the outstanding principal balance of the Note. Should this occur, you will lose your entire investment.
There can be no assurance that we will have sufficient funds to pay-off the mortgage on the property located in Via Real Carpinteria, California or make required monthly payments of interest and principal.



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

The payoff amount for the mortgage on the property is $15,000,000. There can be no assurance that we will have sufficient funds to pay-off the debt obligation or satisfy the ongoing mortgage obligation.

We may not generate sufficient revenues to satisfy our contractual obligations under the Note.
Our operating costs and capital requirements may prohibit us from paying interest on the Note. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due under the Note.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern.
We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively.

The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

Federal regulation and enforcement may adversely affect the implementation of cannabis laws and regulations may negatively impact our revenues and profits.

Many states have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment and recreational use. However, the policies and regulations of the federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends these restrictions under the Controlled Substance Act ("CSA") there can be no assurance, that federal authorities may not enforce current federal law, and we may be deemed to be producing, cultivating, or dispensing cannabis in violation of federal law.

Variations in state and local regulation, and enforcement in states that have legalized either medical or recreational cannabis, may restrict cannabis-related activities, including activities related to medical cannabis, which may negatively impact our revenues and prospective profits.

Individual state laws do not always conform to the federal standard or to other states laws. A number of states have decriminalized cannabis to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalization and medical laws. Variations exist among states that have legalized, decriminalized, or created medical cannabis or recreational exemptions. Active enforcement of state laws that


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

prohibit personal cultivation of cannabis may indirectly and adversely affect our business and our revenue and profits.

Cannabis remains illegal under federal law.

Cannabis is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of cannabis has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in our inability to proceed with our business plan.

Laws and regulations affecting the medical cannabis industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state, and federal medical and recreational cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations.

We may not obtain the necessary permits and authorizations to operate in the cannabis business.

We may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its medical cannabis business. In addition, we may not be able to comply fully with the wide variety of laws and regulations applicable to the medical cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations, or accreditations could result in restrictions on our ability to operate the medical cannabis business, which could have a material adverse effect on our business.

We may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Since the use of cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain bank accounts may make it difficult for us to operate our contemplated medical cannabis businesses.

Any potential growth in the cannabis industry continues to be subject to new and changing state and local laws and regulations.
Continued development of the cannabis industry is dependent upon continued legislative legalization of cannabis at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing cannabis use, or its sale and distribution, or the re-criminalization or restriction of cannabis at the state level could negatively impact our business.

The cannabis industry faces significant opposition, and any negative trends will adversely affect our business operations.
We are substantially dependent on the continued market acceptance, and the proliferation of consumers, of medical and recreational cannabis. We believe that with further legalization, cannabis will become more accepted, resulting in a growth in consumer demand. However, we cannot predict the future growth rate or future market potential, and any negative outlook on the cannabis industry may adversely affect our business operations.



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel.

Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business. Additionally, our revenues are largely driven by several employees with particular expertise in cannabis-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long-term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the cannabis industry, as well as managerial, sales and marketing, security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

THE OFFERING

9.   What is the purpose of this offering?

This offering is part of a $20,000,000 raise. We think there's room for everyone and anyone to participate in this opportunity to invest in real estate that supports the medical cannabis industry.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$900	$96,300
Net Proceeds	**$9,100**	**$973,700**
Use of Net Proceeds		
Marketing and Advertising	$4,500	$194,740
Legal	$2,600	$97,370
Property Improvement	$0	$584,220
Admin	$2,000	$97,370
Total	$9,100	$973,700

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

DESCRIPTION OF THE OFFERING

Securities Offered	We are offering minimum $10,000 and maximum $1,070,000 of the Company's Convertible Notes.
Pricing	The purchase price for each Note is $100 with a minimum purchase of Five Hundred U.S. Dollars ($500) or Five Units.
Note Composition	Each subscription consists of a 15% Convertible Note (each, a "Note" and, collectively, the "Notes") that matures eighteen months from the date of issuance, and at Company's option, is convertible at a 10% discount into the public market (the "Convertible Note").
Annual Return	15% Interest
Conversion of Note	If offered by Company, Option to convert Note at maturity into public market at a discount of 10%.
Use of Proceeds See "Use of Proceeds"	For full acquisition of specialized industrial real estate, conversion of acquired real estate to cannabis cultivation facilities, and/or improvement of existing cultivation facilities, as well as for general corporate purposes and working capital (see "Use of Proceeds" section for further details).


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes   ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
				Specify:
Units of Membership Interest:				
	1,000,000	500,000	☑ Yes ☐ No	☐ Yes ☑ No
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has the option to convert the securities sold in this offering into equity at note's maturity.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The Company has the option to convert the securities sold in this offering into equity at note's maturity.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The company elected to offer an above average return based on the industry and the underline value of the real estate.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The securities offered via this offering statement do not offer any ownership rights, until, if ever, converted into units of membership interest or other form of equity.

23.   What are the risks to purchasers associated with corporate actions including:

- o **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- o **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- o **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- o **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

    If yes, for each such transaction, disclose the following:

   None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company was formed on 8/12/2018, and it has about $5,000 cash received as member's contribution.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC
For the One Month Ended August 31, 2018
With Independent Accountant's Review Report

Transatlantic Real Estate LLC

Financial Statements

For the One Months Ended August 31, 2018

Contents


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Transatlantic Real Estate LLC

I have reviewed the accompanying financial statements of Transatlantic Real Estate LLC, which comprises the balance sheet as of August 31, 2018, and the related statements of income, changes in members' equity, and cash flow for the one month then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
September 4, 2018



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC

Balance Sheet

	August 31, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ 5,025
Total current assets	5,025
Other assets	-
Total assets	$ 5,025
Liabilities and Stockholders' equity	
Current liabilities:	
Trade and other payables	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity:	
Voting Members	
Nicole Birch	5,025
Total Members' equity	5,025
Total liabilities and Members' equity	$ 5,025

See Independent Accountant's Review Report.



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC

Statements of Operations
For the One Month Ended August 31,

	2018
Revenues	$ -
Expenses:	
Advertising and promotions	-
Bank charges	-
Legal fees	-
Office expenses	-
Rent	-
Start-up expenses	-
Travel and Meals	-
Website hosting	-
Total operating expenses	-
Net loss	$ -

See Independent Accountant's Review Report.



FP: truCrowd

Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC

Statements of Changes in Members' Equity

	Nicole Birch
Balance at December 31, 2017	$ -
Plus: Stockholders' Contributions	5,025
Less: Net Loss	-
Balance at August 31, 2018	$ 5,025



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC

Statements of Cash Flows

	August 31, 2018
Operating activities	
Net income	$ -
Increase in trade receivables	-
Decrease in trades payables	-
Net cash used by operating activities	-
Investing activities	
Property Plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contributed	5,025
Net cash provided by financing activities	5,025
Net increase in cash and cash equivalents	5,025
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 5,025

See Independent Accountant's Review Report.



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC
Notes to Financial Statements
August 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Transatlantic Real Estate LLC (the Company) is a development stage California corporation. The Company is a start-up specialized asset acquisition company focused on the acquisition of licensed medical cannabis real estate.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, rental assets and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Transatlantic Real Estate LLC
Notes to Financial Statements (continued)
August 31, 2018

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction and California state jurisdiction.

2. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership units, are as follow:

Each unit is entitled to one vote.

3. Commitments and Contingencies

None exists at the time of the issuance of this report, September 4, 2018.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer?
           ☐ Yes ☑ No
   (B)   engaging in the business of securities, insurance or banking?
           ☐ Yes ☑ No
   (C)   engaging in savings association or credit union activities?
           ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

   (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.



Transaltantic Real Estate, LLC
18530 Mack Avenue
Grosse Pointe Farms, MI 48236
805.590.2637

OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

     (1)   any other material information presented to investors; and

     (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: transatlanticfarms. com

The issuer must continue to comply with the ongoing reporting requirements until:

     (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

     (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

     (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

     (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

     (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Transatlantic Real Estate, LLC
Maturity Date: The eighteenth month anniversary date of this Note.
Principal Amount: $ _____
Interest Rate: 15% per annum
Conversion Option: 10% Share Purchase Discount to Public Market at Company's Election.

Transatlantic Real Estate, LLC, a California limited liability company, (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate of 15% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company and if Holder elects, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

"**Conversion Notice**" means a written notice of conversion substantially in the form annexed hereto as <u>Exhibit B1</u>.

"**Conversion Ratio**" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"**Note**" or "**Notes**" means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"**Event of Default**" has the meaning set forth in Section 6.1.

"**Holder**" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"**Maximum Rate**" has the meaning set forth in Section 6.3.

"**Outstanding**" when used with reference to Common Securities or Capital Securities (collectively, "**Securities**") means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; <u>provided</u>, <u>however</u>, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed "**Outstanding**" for purposes hereof.

"**Person**" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"**Principal Amount**" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"**Subsidiary**" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   <u>Registration of Transfer of Notes</u>. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2   <u>Loss, Theft, Destruction of Note</u>. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   <u>Who Deemed Absolute Owner</u>. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest.   Interest shall accrue at the rate of fifteen percent (15%) per annum payable in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event.   At the option of the Company and Holder's election if offered at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.) The number of Common Securities into which this Note may be converted is equal to the number of Securities that may be purchased at a 10% Share purchase discount. In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2   Exercise of Conversion Privilege.   (a) Conversion of this Note may be exercised, if offered by Company, at Maturity Date by the Holder by telecopying an executed and completed Conversion Notice to the Company (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than five(5) Business Days after Holder's delivery of such Conversion Notice, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:

Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 15% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2   <u>Withholding</u>. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   <u>Transmittal of Notices</u>. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   <u>Governing Law</u>. This Note shall be governed by, and construed in accordance with, the laws of the State of California (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of California sitting in Santa Barbara County and the United States District Court located in the Santa Barbara, California, Florida and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 <u>Waiver of Jury Trial</u>. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 <u>Headings</u>. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 <u>Payment Dates</u>. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 <u>Binding Effect</u>. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 <u>No Stockholder Rights</u>. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Transatlantic Real Estate, LLC

By: _____
    Nicole Birch, Esq.
    Title: Managing Director

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable
Date: _____ By: _____

Name: _____

Title: _____


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

EXHIBIT A1
NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: Transatlantic Real Estate, LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____

(including ZIP code number):


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of a Transatlantic Real Estate LLC (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Transatlantic Real Estate, LLC.

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,100**
Maximum Amount	**10,700**	**$1,070,000**	**$973,700**

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of California.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.   Compliance with Laws and Other Instruments. The signature and delivery of the   Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.   Update of Representations and Warranties; Reliance by the Company. All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.   Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.   Miscellaneous.

(a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.



OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

 (g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of California, as such laws are applied by the California courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Santa Barbara County, California.   The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Santa Barbara County, California.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Transatlantic Real Estate LLC 18530 Mack Ave., Grosse Pointe Farms, MI 48236, or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to nbirch@hbassociateslaw. com and invest@transatlanicfarms. com.

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


OFFERING STATEMENT

100 Units of Convertible Note at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,100
Maximum Amount	10,700	$1,070,000	$973,700

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

Purchase Price

_____   _____
Print or Type Name   Print or Type Name (Joint-owner)

_____   _____
Signature   Signature (Joint-owner)

_____   _____
Date   Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $_____ of the Company's Note.

TRANSATLANTIC REAL ESTATE LLC.

By: _____
     Nicole Birch, Esq.
     Managing Director